DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.335.4501

March 18, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 4720
Attention: Suzanne Hayes

Re:                             Kadmon Holdings, LLC

Draft Registration Statement on Form S-1

Submitted February 8, 2016

CIK No. 0001557142

Dear Ms. Hayes:

This letter is submitted on behalf of Kadmon Holdings, LLC (“Kadmon” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on February 8, 2016 (the “Registration Statement”), as set forth in your letter dated March 6, 2016 addressed to Dr. Harlan W. Waksal, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.  In accordance with the Staff’s guidance announced on October 11, 2012, the Company is confidentially submitting Amendment No. 1 and this response letter via the EDGAR system.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 1.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Overview, page 1

1.                                      A prospectus summary should not include a lengthy description of your business and business strategy.  Instead, the summary should highlight those aspects of your offering that are the most significant, excluding detail that detracts from the most significant points and not repeating identical disclosure from other sections of your document.  In this regard we note that your disclosure on pages 1 through 5 appears identical to your disclosure on pages 103 through 107.  Please revise accordingly.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 1 through 3 of Amendment No. 1 as requested.

2.                                      The prospectus summary should provide a balanced presentation of your business. We note, however, that your summary focuses exclusively on your pre-commercial research and development efforts and lacks disclosure concerning your current commercial operations. Please substantially revise the summary to provide prominent disclosure of your current commercial operations. Your discussion should highlight your dependency on revenues derived from marketing branded and generic drugs (pages 13 and 29) and address material trends negatively impacting those revenues (pages 29, 55 and 91).

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the Company is a fully integrated biopharmaceutical company, the Company does not currently place significant value on its commercial operations from a revenue-generation standpoint, as revenues from such operations do not currently support the Company’s research and development efforts.  Product revenues from the Company’s commercial operations are almost entirely derived from sales of RibaPak® and Ribasphere®, generic products which face significant direct competition from other generic ribavirin products. Sales of these drugs by the Company have significantly declined in recent years as the treatment of chronic hepatitis C virus infection is rapidly changing with multiple ribavirin-free therapies having entered the market.  The greater emphasis the prospectus summary places on the Company’s pre-commercial research and development activities and pipeline reflects the Company’s view that those assets are the primary value driver of its current business.  The Company leverages its commercial infrastructure (including the regulatory, quality, and chemistry, manufacturing and controls teams of Kadmon Pharmaceuticals) to support its clinical development program, which is discussed in detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sales and Marketing” on page 80 of Amendment No. 1. The Company believes its commercial infrastructure will be most advantageous to the Company in the future, in connection with the anticipated commercialization of the Company’s pipeline products and product candidates, if approved.  Considering the contribution of the commercial organization to the business as a whole, the Company has modified its disclosure on pages 2 and 99 to add a brief paragraph in the summary of the prospectus and adjustments to the risk factors on pages 12 and 28 concerning its current commercial operations.

3.                                      We note your reference in the first paragraph to a “multi-disciplinary research and clinical development group” that has brought more than 15 drugs to market; however, your business section does not appear to discuss any drugs that you have commercialized. Please revise or provide us support for the disclosure and its prominence in the summary.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 1, 79 and 98 to indicate that the above-referenced drugs were brought to market by members of the Company’s research and clinical development group prior to joining the Company.  The Company is supplementally providing  support for the above-referenced number under separate cover.

4.                                      Please revise to clarify the meaning of scientific and technical terms. For example, and without limitation, please provide a brief explanation of the following terms:

•                  blood-brain barrier;

•                  leptomeninges;

•                  epidermal growth factor receptor;

•                  Src;

•                  proto-oncogene tyrosine-protein kinase;

•                  autosomal dominant PKD;

•                  statistically significant;

•                  trientine hydrochloride;

•                  penicillamine; and

•                  cytokines.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure to clarify the meaning of scientific and technical terms, including the above-referenced terms.

5.                                      We refer to your disclosure in the first sentence of the second bullet point on page 1. Please revise to clarify whether you are stating that the preclinical product is designed to penetrate the blood-brain barrier unlike other TKIs or whether you are stating that your product does in fact penetrate the blood-brain barrier unlike other TKIs. If it is the latter, then please provide us support for the assertion.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 1 and 98 to clarify that its product does in fact penetrate the blood-brain barrier unlike other TKIs. The Company respectfully advises the Staff that support for this assertion is included on page 117, which notes that tesevatinib is highly blood-brain barrier penetrant in mice and rats, at levels substantially higher than other EGFR inhibitors such as erlotinib, afatinib and gefitinib.  Additionally, initial clinical data from our ongoing Phase 2 study of tesevatinib in NSCLC patients, described on pages 112 through 114, are consistent with our preclinical models and indicate that tesevatinib has clinical activity reducing brain metastases and improving leptomeningeal disease.

6.                                      We note your reference to “potent” activity on page 1 and elsewhere in your prospectus. Please revise your disclosure to explain the meaning of this term in the context of your industry.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 1, 98, 101, 110, 111, 122 and 124 to remove the word “potent” and clarify tesevatinib’s level of anti-EGFR activity on pages 110, 112 through 114.

Our Strategy, page 3

7.                                      Please disclose your basis for stating that your formulation is suitable for young children.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 3, 100 and 119 to explain that its proprietary liquid formulation of tesevatinib is for administration to children and other populations who have difficulty swallowing solid pills. Additionally, for childen who can be dosed orally but are unable to swallow pills, the liquid formulation of tesevatinib features a taste-masking flavor.  The Company has also modified its disclosure to remove the qualifier “young” in references to this patient population.

Our Clinical Stage Pipeline, page 4

8.                                Please revise your clinical stage pipeline table to differentiate whether a clinical study is planned or whether FDA has approved an IND application. For example, we note the development stage marker is the same for KD025 (IPF and cGVHS) and (scleroderma and SLE) even though the development stages are approved Phase 2, and current Phase 2 planning, respectively. Please also add a Phase III column to the table.

Response:  The Company acknowledges the Staff’s comment and has modified its clinical stage pipeline table on pages 4 and 101 to differentiate whether a clinical study is planned or whether the FDA has allowed an IND application to proceed and to add to a Phase III column to the table.

Risks Related to Our Business, page 6

9.                                Please expand the disclosure in the first bullet point to highlight the risk disclosure on page 13 concerning your anticipation that expenses will increase substantially in the future.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 4 and 12 to highlight its anticipation that expenses will increase substantially in the future.

10.                         We refer to your risk factors on page 14 concerning your indebtedness and your ability to service that indebtedness. Please revise your summary to highlight these risks associated with your debt. Additionally, please highlight that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 4 to highlight the risks associated with its indebtedness, its ability to service that indebtedness and the fact that its auditor has expressed substantial doubt about its ability to continue as a going concern.

Implications of Being an Emerging Growth Company, page 7

11.                         Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company acknowledges the Staff’s comment and is supplementally providing the Staff under separate cover with copies of all written communications that it, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide to the Staff copies of any additional such written communications presented to potential investors in the future.

Clinical development is a lengthy and expensive process with a potentially uncertain outcome, page 16

12.                         Please reconcile your disclosure on page 16 that KD034 is in clinical trials with the tables on pages 4 and 106 and your disclosure on 124 which indicate that you are not in clinical trials.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that KD034 is not currently in clinical trials.  The Company has modified its disclosure in Amendment No. 1 to remove references to the contrary and also to remove references to the powder-to-liquid formulation, which, for strategic reasons, is no longer being pursued by the Company at this time.

Use of Proceeds, page 67

13.                         We refer to your disclosure on page 63 indicating that you expect to use the net proceeds of this offering to repay indebtedness under your existing credit facilities. Accordingly, revise the use of proceeds section to identify the debt that you will repay and the applicable repayment amount. Please refer to Instruction 4 of Item 504 of Regulation S-K. With reference to your disclosure on page 174, also tell us and, if applicable, disclose whether offering proceeds will be used to repay the $3 million to Dr. Waksal in 2016.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not expect to use the net proceeds of this offering to repay indebtedness under its existing credit facilities, but it does expect to use the net proceeds of this offering to repay the $3 million loan from Dr. Harlan W. Waksal.  The Company has modified its disclosure on pages 8, 63 and 66 accordingly.

14.                         We refer to your disclosure in the first bullet point concerning “certain Phase II clinical studies” for KD025. We also note your summary disclosure on page 5 highlighting the importance KD025 development to your business prospects. Accordingly, if you intend to use offering proceeds for specific KD025 indications or studies, please revise to identify these studies or indications and the approximate amount of any proceeds.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 8 and 66 to remove “certain” from the disclosure as proceeds will be utilized across all KD025 programs discussed in the prospectus.  Further, the Company has expanded its disclosure within the use of proceeds section to provide additional details by indication.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Statement of Operations

Research and Development expenses, page 83

15.                         While you do not allocate personnel-related costs, including stock-based compensation, costs associated with broad technology platform improvements and other indirect costs to specific product candidates, please provide as much quantitative and qualitative disclosure as possible about the amount of costs, both internal and external, incurred during each period presented on each of your major research and development projects. To the extent that you cannot attribute costs to each project, please explain why management does not maintain and evaluate those costs by project.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that from an operational standpoint, the Company believes it adequately tracks classification of expenses across its research and development programs at the department level.  Due to the fact that multiple work streams overlap across individual projects, the Company believes it is not possible to specifically and accurately allocate certain research and development costs (e.g., personnel costs) to specific projects; however, certain development expenses, which consist primarily of professional services, patents, preclinical and clinical development, manufacturing and regulatory expenses, are allocated to specific projects.  The Company has modified its disclosure to add additional qualitative and quantitative discussion to Management’s Discussion and Analysis of Financial Condition and Results of Operations to address unallocated and allocated costs on page 82.

Critical Accounting Policies and Significant Judgments and Estimates Unit-based compensation expense, page 87

16.                         We may have additional comments on your accounting for equity issuances including equity compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your membership units leading up to the IPO and the estimated offering price.

Response: The Company acknowledges the Staff’s comment and will provide such an analysis when an estimated offering price is available.

Liquidity and Capital Resources

Operating activities, page 95

17.                         Please expand your discussion to address material changes in the underlying drivers such as where the actual usages and sources of cash existed in your discussion of operating cash flows during the years presented. In doing so, please ensure that you are not merely describing items identified on the face of the statement of cash flows.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 91 through 92 to address material changes in the underlying drivers of operating cash flows during the years presented.

Business, page 103

18.                         Please disclose the location and date of regulatory approval for your clinical trials. For example, please disclose if a clinical trial is conducted in the United States pursuant to an IND.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 98, 99, 104 through 108, 112, 114 through 117, 119 and 121 to include the location of its clinical trials and the dates of regulatory approvals for such clinical trials.  The Company has also modified its clinical stage pipeline table on pages 4 and 101 to include the IND status for planned indications.

Key Differentiating Attributes of KD025, page 108

19.                         We refer to your disclosure concerning the November 25, 2014 publication.  Please identify the author(s) of the report and file their consent to the summary you provide on page 108.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 103 to identify the author(s) of the report as Alexandra Zanin-Zhorov, Jonathan M. Weiss, Melanie S. Nyuydzefe, Wei Chen, Jose U. Scher, Rigen Mo, David Depoil, Nishta Rao, Ben Liu, Jianlu Wei, Sarah Lucas, Matthew Koslow, Maria Roche, Olivier Schueller, Sara Weiss, Masha V. Poyurovsky, James Tonra, Keli L. Hippen, Michael L. Dustin, Bruce R. Blazar, Chuan-ju Liu, and Samuel D. Waksal, employees, former employees, consultants and former consultants of the Company.  As this publication was written by employees and former employees of the Company and reports findings from a clinical study sponsored by the Company, a consent is not necessary.  The report was peer-reviewed by Charles A. Dinarello, University of Colorado Denver, Aurora.

20.                         Please provide a brief description of the Psoriasis Area and Severity Index (PASI).

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Psoriasis Area and Severity Index (PASI) a widely used tool for the measurement of the severity of psoriasis. PASI combines the assessment of the severity of lesions caused by psoriasis and the area affected by the disease into a single score in the range 0 (no disease) to 72 (maximal disease). For the analysis, the body is divided into four sections (head (10%); arms (20%); trunk (30%); legs (40%)).  Each of these areas is scored by itself, and then the four scores are combined into the final PASI. Although absolute PASI score is often used to define entry into a clinical study, it is the response to treatment that is important to measure efficacy and outcomes. PASI 75, for example, represents the percentage (or number) of patients who have achieved a 75% or more reduction in their PASI score from baseline. The Company has modified its disclosure on page 103 to provide a brief description of PASI.

KD025 Clinical Program, page 108

21.                         Please revise the last sentence on page 108 to disclose when the trial became fully enrolled. In addition, disclose the primary endpoint of your study.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 104 to disclose that the trial became fully enrolled as of November 9, 2015, and revise the heading in “Study Design” column of the tables on pages 104, 107, 115 and 119 to clarify that the primary endpoints of the studies are included such column.  For example, the endpoints for Study KD025-205 are documented in the Study Design column as safety, tolerability, activity, PK and exploratory PD.

Planned Phase 2 Clinical Study of KD025 in Moderate to Severe Psoriasis, page 109

22.                         Please revise your disclosure to explain, if known, why the FDA has advised you of the need to evaluate the potential of KD025 to induce carcinogenicity in two species.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 105 as requested to explain that, to the Company’s knowledge, the FDA’s request was based on recommendations included in current FDA guidelines for drug development and consistent with industry practice.

Completed Clinical Studies of KD025, page 110

23.                         In your table on page 111 or elsewhere, as applicable, please disclose the primary endpoint of each trial and whether such endpoints were achieved. We also note the footnotes to the table. Please revise the narrative disclosures on pages 110 or 112 to discuss adverse events, including grade levels.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the primary endpoint of each study is included within the “Study Design” column of the tables on pages 104, 107, 115 and 119.  The results from Study KD025-205 are described on pages 107 and 108, which states that that KD025 was well tolerated with no study drug-related serious adverse events reported, and encouraging pharmacodynamic activity was observed.  Additionally, this paragraph states that a reduction of PASI scores in three of eight patients was observed, along with a description of an ex vivo analysis of patients’ blood samples.  Similarly, for the five Phase 1 clinical studies of KD025, the endpoints are described in the Study Design column in the chart on page 107 (safety, tolerability, food effect, PK and exploratory PD).  These study results are described on page 108, which states that KD025 was well tolerated at doses of up to 1,000 mg daily.  Additional disclosure has been added to this paragraph to document that in study KD025-105, increased KD025 exposure was observed with food.  The Company has also modified its disclosure on page 107 to remove the footnotes from the table and incorporate the information as discussion within the relevant text on pages 106 and 107.

KD026, page 120

24.                         We refer to your last bullet point on page 3. Please revise here and elsewhere, as applicable, to discuss whether you intend KD026 to be used as monotherapy or combination therapy for Type 2 diabetes. Discuss the process, and if applicable, challenges associated with developing and commercializing a combination therapy.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has re-prioritized its clinical development program and decided to discontinue development of KD026 at this time.  The Company has removed disclosure relating to KD026 as a lead product candidate of the Company from Amendment No. 1, and the Company does not envision expending further resources on this product candidate in the near future.

Symphony Evolution, Inc., page 128

25.                         Please revise your disclosure to include the nature and scope of intellectual property transferred, aggregate commercial milestones and royalty term. Also, indicate the date when the last patent expires for this license and the other material licenses addressed in your disclosures.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 126 to include the nature and scope of intellectual property transferred, aggregate commercial milestones and royalty term. The Company has also modified its disclosure on pages 126 through 129 to indicate the date when the last patent expires for this license and the other material licenses addressed in the Company’s disclosures.

Nano Terra, Inc. (KD025, KD026), page 128

26.                         Please file the joint venture agreement as an exhibit or explain why it is not a material contract.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the joint venture agreement with Nano Terra, Inc. currently is not material to the Company.  As of the date hereof, the joint venture contemplated in the joint venture agreement is not operating as a significant part of the Company’s ongoing business. There are currently no day-to-day operations of the joint venture, which was created for the initial contribution of certain intellectual property rights.  Once the joint venture becomes a significant and material part of the operations of the Company and the joint venture agreement becomes material to the Company, the Company agrees to file such agreement as an exhibit to the Company’s future filings under the Securities Exchange Act of 1934, as amended.  As disclosed on page 126, the Company has the exclusive right to make, have made, use, sell, offer for sale, import and export the product candidates pursuant to the terms of the sub-license agreement, which has been filed as Exhibit 10.13 to Amendment No. 1.

27.                         Please expand your disclosure to discuss the nature and scope of intellectual property transferred. In this regard, we note that the disclosure on page 177 references a drug development platform and three unidentified clinical stage products. With respect to the payment obligations you assumed from Nano Terra, please clarify whether these obligations are limited to the royalty percentages discussed in the final paragraph on page 128.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 126 and 127 to expand its disclosure to discuss the nature and scope of intellectual property transferred and clarify that the payment obligations its assumed from Nano Terra are limited to the royalty percentages discussed on page 127.

Valeant Pharmaceuticals North America, LLC, page 129

28.                         Please disclose the amount of the milestone payment that you reference in this section. Also, revise to clarify whether the agreement has been automatically extended until February 2017.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Co-Promotion Agreement, dated as of February 24, 2014, as amended on

October 1, 2014, by and between Valeant Pharmaceuticals North America LLC and Kadmon Pharmaceuticals LLC (the “Co-Promotion Agreement”), has been terminated as of February 25, 2016. Accordingly, the Company has modified its disclosure in Amendment No. 1 to remove all references to the Co-Promotion Agreement.

Chiromics, LLC, page 129

29.                         Please revise your disclosure to further describe the compound libraries transferred pursuant to the agreement. In addition, please disclose the amounts paid to date. Also, clarify whether you have any remaining financial obligations under the contract.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 127 as requested.

AbbVie Inc., page 130

30.                         Please revise to identify each of the agreements within the series and discuss in greater detail the rights and duties of the parties.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 128 as requested.

Our Intellectual Property, page 131

31.                         We refer to the second sentence under the heading. Please revise to identify which of your product candidates are covered by patents and patent applications that you own or license. For each of the four clinically advanced product candidates identified in your summary, please discuss the duration of patent coverage and the types of applicable patent protections in the portfolio (i.e., composition of matter, use, process, etc.).

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 130 to identify which of its product candidates are covered by patents and patent applications that it owns or licenses. For each of the four clinically advanced product candidates identified in its summary, the Company has modified its disclosure of page 130 to discuss the duration of patent coverage and the types of applicable patent protections in the portfolio (i.e., composition of matter, use, process, etc.).

Competition, page 132

32.                         Please revise this section to discuss the competitive conditions applicable to your branded and generics business.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 131 to discuss the competitive conditions applicable to its branded and generics business.

Director Compensation, page 158

33.                         We refer to the disclosure on page 178 concerning Dr. Samuel D. Waksal’s board service.  Please revise to disclose his fiscal 2015 compensation.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that Dr. Samuel D. Waksal was an employee during 2015 and, as such, he did not receive any compensation for his services as a member of the Company’s board of managers during that time.  The Company has modified its disclosure on page 157 accordingly.

2015 Summary Compensation Table, page 161

34.                         We refer to footnote 3.  Please tell us whether you will be able to calculate these figures or provide estimated values in the table footnote prior to effectiveness of the registration statement.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that in accordance with the guidance in ASC 718, “Stock Compensation”, no compensation expense was recorded for the year ended December 31, 2015 with respect to the EAR units referred to in footnote 3 to the table.  Accordingly, the Company believes that footnote 3 of the table for the year ended December 31, 2015 is accurate as written.  The Company will be able to calculate the number of shares underlying the outstanding EAR units, and the fair value of the awards will therefore be determinable, when the IPO occurs.  In accordance with ASC 718, compensation expense related to these awards will be calculated and recorded beginning with the completion of the IPO and expensed through the expected term of the awards.

Employment Agreements, page 164

35.                         Please expand your disclosure to discuss the material terms of each of your employment agreements. In addition, please file the employment agreement for Mr. Poukalov as an exhibit to the registration statement.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 163 to discuss the material terms of each of its employment agreements. The Company has filed the employment agreement for Mr. Poukalov as Exhibit 10.29 to Amendment No. 1.

Related Party Agreements in Effect Prior to this Offering, page 174

36.                         Please revise this section to identify each related party and to disclose the amount of each transaction. For example, we note that on page 175 you disclose several closings with “certain investors and other parties at various purchase prices.”

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 173 through 177 to identify each related party and to disclose the amount of each transaction.

37.                         We refer to your disclosure of an “equity instrument” issued by Dr. Samuel Waksal to a third party organization. Please revise to clarify the related party nature of this transaction. With a view to disclosure, please tell us whether the reduction in the liability is related solely to a reduced valuation for your Class A units.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 173 to clarify the related party nature of this transaction.  The Company respectfully advises the Staff that the reduction in the liability is related solely to a reduced valuation of the Company’s Class A membership units.

Relationship with NT Life Sciences, LLC, page 177

38.                   We refer to the first sentence under the heading.  Please revise to put the Series B Convertible Preferred Stock investment in perspective.  In this regard, it is not clear whether you have a material ownership position in Nano Terra.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 179 to indicate that its investment in common stock of Nano Terra represents less than 1.0% of Nano Terra’s issued and outstanding capital stock.  The Company respectfully advises the Staff that, based on its percentage ownership interest in Nano Terra, it does not have a material ownership position in Nano Terra.

Dr. Samuel D. Waksal’s Former Roles at Kadmon, page 178

39.                         With a view to potential disclosure, please tell us the extent of Dr. Waksal’s economic interest in Kadmon I, LLC.

Response:  The Company acknowledges the Staff’s comment and respectfully refers the Staff to the description of Dr. Waksal’s economic interest in Kadmon I, LLC in footnote 2 to the Principal Stockholders table on page 184.

Registration Rights Agreements, page 194

40.                         Please describe briefly the “customary piggyback registration rights” referenced in this section.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that Section 14.15 of the Second Amended and Restated Limited Liability Agreement of Kadmon Holdings, LLC, as amended, which has been filed as Exhibits 3.3, 3.4 and 3.5 to Amendment No. 1, does not include the terms of the registration rights in more detail than the above-referenced disclosure.  The Company intends to formalize the specific terms of the registration rights with its members and expects such terms to be finalized at or before the time of the consummation of the Company’s initial public offering.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

41.                         Please tell us whether you plan to provide pro forma presentation on the face of your financial statements that will give effect to the conversion of your outstanding membership units into shares of common stock prior to the closing of this offering. If not, explain why.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the pro forma presentation will be provided on the face of the Company’s financial statements included in the “red-herring” preliminary prospectus and will be based on the midpoint of the estimated initial public offering price range included therein.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

42.                         Please disclose your accounting policy for loan modifications, debt restructurings and extinguishments. Address troubled debt restructurings as applicable.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure in Note 2 to the consolidated financial statements on page F-17 as requested.

43.                         We note references to derivative securities and derivative liabilities in your submission.  Please revise your disclosure to include your accounting policy for each type of derivative instrument.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure in Note 2 to the consolidated financial statements on pages F-17 and F-18 to include its accounting policy for each type of derivative instrument. The Company respectfully advises the Staff that its accounting for derivatives is further explained in Note 6 to the consolidated financial statements.

Revenue Recognition, page F-10

44.                         Disclose your accounting policy applicable to amendments to your collaboration agreements and reference for us the related accounting literature.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure in Notes 2 and 9 to the consolidated financial statements to exclude collaborations.  The Company respectfully advises the Staff that it has not entered into any collaboration agreements that fall under the guidance of ASC 808 “Collaborative Agreements.”

Unit-based Compensation Expense, page F-11

45.                         Please revise your accounting policy to explain your accounting policy for exchanges, replacements and modifications of employee stock options disclosed on pages F-46 and F-47.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure in Note 2 to the consolidated financial statements on pages F-11 and F-12 to explain its accounting policy for exchanges, replacements and modifications of employee stock options disclosed on pages F-44 and F-46.

Recent Accounting Pronouncements, page F-17

46.                         Please revise to indicate when you expect to adopt recent accounting pronouncements, such as ASU 2015-15 and ASU 2015-17 and explain their expected impact on your financial statements.  If such pronouncements have already been adopted, disclose the adoption date and explain the effect of the adoption on your financial statements.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure in Note 2 to the consolidated financial statements on page F-18 to indicate when its expects to adopt recent accounting pronouncements, such as ASU 2015-15 and ASU 2015-17 and explain its expected impact on its financial statements.

4. Commercial Partnership, page F-22

47.                         Please disclose the name of the counterparties to your commercial agreements. Describe the elements and deliverables you identified in your revenue arrangements and clarify your process in considering whether the elements are separate units of accounting. Explain how you allocated the arrangement consideration to the various elements of the agreements. Describe the revenue attribution model you follow for each element, for example for the gain recognized in 2013 on divestiture of marketing rights. Reference the authoritative accounting literature by paragraph to substantiate your accounting.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure in Note 4 to the consolidated financial statements on pages F-23 through F-25 as requested.

5. Debt, page F-24

48.                         You disclose several debt agreements in your note.  These agreements are convertible, have registration rights and/or have warrants or other features such as the PIK interest feature of the Senior Convertible Term Loan and the Second-Lien Convert. For your debt agreements with convertible and/or other elements and features, please tell us how you allocated the loan proceeds between the debt component and the other elements. Reference for us the applicable accounting literature used to support your accounting. Specify if any elements are considered to be derivative instruments and clarify in the disclosures.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure in Note 5 to the consolidated financial statements to explain how it allocated the loan proceeds between the debt component and the other elements, reference the applicable accounting literature used to support its accounting and specify whether elements are considered to be derivative instruments.

13. Commitments, page F-52

49   On page 50, you disclose that on some of the products you have licensed, you owe significant development and commercial milestone payments as well as royalties. Please clarify whether you currently owe these milestones or whether you are referring to payments that will be made in the future. If you currently owe these payments, please describe and quantify them for us and tell us how they are reflected in your financial statements.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page F-51 to reflect that these payments will be made in the future.

14. Contingencies, page F-53

50.                         As it relates to the Rosenfield  litigation, you disclose that the Company believes it has a strong defense and that it is reasonably possible, but not probable, that you will have an unfavorable outcome in this matter. When there is at least a reasonable possibility of loss, ASC 450-20-50-4 requires disclosure of an estimate of the possible loss or range of loss or a statement that such estimate cannot be made. Please revise your disclosure to comply with the guidance or advise us.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure in Note 14 to the consolidated financial statements on page F-52 to reflect that it is not probable that the Company will experience a loss in connection with this matter.  Therefore, no estimate of a loss is recorded in the Company’s financial statements for the year ended December 31, 2015.

Exhibit Index

51.                         Please file a form of your warrants.

Response:  The Company acknowledges the Staff’s comment and has filed forms of its warrants as Exhibits 10.41, 10.42 and 10.43 to Amendment No. 1.

52.                         Please file the August 28, 2015 Intercreditor Agreement.

Response:  The Company acknowledges the Staff’s comment and has filed the August 28, 2015 Intercreditor Agreement as Exhibit 10.4 to Amendment No. 1.

53.                         Please file the limited liability company agreement.

Response:  The Company acknowledges the Staff’s comment and has filed the Second Amended and Restated Limited Liability Company Agreement of Kadmon Holdings, LLC and the first and second amendments thereto as Exhibits 3.3, 3.4 and 3.5, respectively, to Amendment No. 1.

54.                         Please submit all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

Response:  The Company acknowledges the Staff’s comment and will submit all exhibits as soon as practicable.

*  *  *

[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4970.

Sincerely,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci
Partner

Enclosures

cc:                                Harlan W. Waksal, M.D., Kadmon Holdings, LLC

Konstantin Poukalov, Kadmon Holdings, LLC

Steven N. Gordon, Esq., Kadmon Holdings, LLC

David C. Schwartz, Esq., DLA Piper LLP (US)

Peter N. Handrinos, Esq., Latham & Watkins LLP